UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Catheter Precision, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

74933X 609

(CUSIP Number)

B. Joseph Alley, Jr.

Arnall Golden Gregory LLP

171 17th Street NW, Suite 2100

Atlanta, GA 30363

(404) 473-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 74933X 609	Page 2 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Jenkins Family Charitable Institute
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Louisiana
7	Sole Voting Power 500,226*
8	Shared Voting Power 0
9	Sole Dispositive Power 500,226*
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,226*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.92 percent*, **
14	Type of Reporting Person OO

* Includes 326,134 shares subject to currently exercisable Series H Warrants. Does not include Series H, I and J Warrants to purchase an aggregate of 1,173,866 shares of common stock which are currently not exercisable due to beneficial ownership blockers.  * Does not include 18.691 shares of Series X Preferred Stock which are convertible into approximately 1,869 shares of common stock upon satisfaction of certain conditions that have not currently been met.

** Based on 8,004,633 shares of common stock outstanding on October 29, 2024.

CUSIP No 74933X 609	Page 3 of 8

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Casey A. Jenkins
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,883*
8	Shared Voting Power 500,226**
9	Sole Dispositive Power 5,883*
10	Shared Dispositive Power 500,226**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 506,109*,**
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.99 percent*, **
14	Type of Reporting Person IN

* Does not include 262.256 shares of Series X Preferred Stock which are convertible into approximately 26,225 shares of common stock upon satisfaction of certain conditions that have not currently been met.

** Includes 326,134 shares subject to currently exercisable Series H Warrants held by the Jenkins Family Charitable Institute. Does not include Series H, I and J Warrants held by the Jenkins Family Charitable Institute to purchase an aggregate of 1,173,866 shares of common stock which are currently not exercisable due to beneficial ownership blockers.  Does not include 18.691 shares of Series X Preferred Stock held by the Jenkins Family Charitable Institute which are convertible into approximately 1,869 shares of common stock upon satisfaction of certain conditions that have not currently been met.

** Based on 8,004,633 shares of common stock outstanding on October 29, 2024.

CUSIP No 74933X 609	Page 4 of 8

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Catheter Precision, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at:

1670 Highway 160 West

Suite 205

Fort Mill, SC 29708

Item 2. Identity and Background

1.

The Jenkins Family Charitable Institute is a reporting person filing this statement. It is a private foundation, and its principal business address is 225 Franz Valley School Road, Calistoga, CA 94515.

2.	Its principal business is to serve as a family charitable entity.

(d)	None.

(e)	None.

2.	(a)	Casey A. Jenkins is a reporting person filing this statement and is the trustee of the Jenkins Family Charitable Institute, which is a reporting person filing this statement.

	(b)	225 Franz Valley School Road, Calistoga, CA 94515.

	(c)	Ms. Jenkins is the Vineyard Manager for Heritage School Vineyards, LLC.

	(d)	None.

	(e)	None.

	(f)	United States.

Item 3. Source and Amount of Funds or Other Consideration

Approximately $500,000 of funds held by the Jenkins Family Charitable Institute (the “Institute”) were used to purchase 265,000 common stock units and 235,000 pre-funded units of the Company in an underwritten public offering (the “Public Offering”) pursuant to an underwriting agreement dated August 30, 2024. Each common stock unit, priced at a public offering price of $1.00 per unit, consisted of one share of common stock, one warrant to purchase one share of common stock at an exercise price of $1.00 per share that expires on the six month anniversary of the date of issuance (a “Series H Warrant”), one warrant to purchase one share of common stock at an exercise price of $1.00 per share that expires on the eighteen month anniversary of the date of issuance (a “Series I Warrant”), and one warrant to purchase one share of common stock at an exercise price of $1.00 per share that expires on the five year anniversary of the date of issuance (a “Series J Warrant”). Each pre-funded unit, priced at a public offering price of $0.9999 per unit, consisted of one pre-funded warrant to purchase one share of common stock at an exercise price of $0.0001 per share that has no expiration date (a “Pre-Funded Warrant” and together with the Series H Warrants, Series I Warrants and Series J Warrants, the “Warrants”), one Series H Warrant, one Series I Warrant and one Series J Warrant. The Public Offering closed on September 3, 2024. Each of the Warrants contained a beneficial ownership blocker that currently prevents the Institute from exercising the Warrants to acquire 1,173,866 of the 1,500,000 shares of common stock subject to these Warrants. On October 29, 2024, the Company waived the beneficial ownership blocker contained in the Pre-Funded Warrants, and on October 29, 2024, the Institute exercised all of its Pre-Funded Warrants to acquire 235,000 shares of Company common stock for an aggregate purchase price of $23.50.

CUSIP No 74933X 609	Page 5 of 8

Item 4. Purpose of Transaction

All acquisitions described in Item 3 above and Item 5 below were for investment purposes. The reporting persons may make additional open market purchases or sales or engage in estate planning or other transactions in Company common stock, from time to time.

The reporting persons have no present intent to take any action that would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) any changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)-(b) See the cover pages to this Amendment.

(c) The following transactions were effected by the reporting persons within 60 days prior to the date hereof:

CUSIP No 74933X 609	Page 6 of 8

See Item 3 above.

There were no other transactions in Company common stock effected by the reporting persons or the other persons listed in Item 2 within 60 days of the date hereof.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above. The waiver of the beneficial ownership blocker contained in the Pre-Funded Warrants was effected pursuant to a Waiver Agreement dated October 29, 2024. There are no other contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

Exhibit No.	Description
1.1

Underwriting Agreement dated as of August 30, 2024, by and between Catheter Precision, Inc. and Ladenburg Thalmann & Co. Inc., as Representative of the Underwriters (incorporated by reference to Exhibit 1.1 of Company’s Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677))

4.1	Form of Series H Warrant (incorporated by reference to Exhibit 4.1 of Company’s Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677))

4.2	Form of Series I Warrant (incorporated by reference to Exhibit 4.2 of Company’s Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677))

4.3	Form of Series J Warrant (incorporated by reference to Exhibit 4.3 of Company’s Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677))

4.4	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.4 of Company’s Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677))

4.5

Warrant Agency Agreement dated September 3, 2024, by and between Catheter Precision, Inc. and Equiniti Trust Company, LLC (incorporated by reference to Exhibit 4.5 of Company’s Report on Form 8-K filed on September 6, 2024, 2024 (File No. 001-38677))

4.6	Waiver Agreement dated October 29, 2024 (incorporated by reference to Exhibit 10.1 of Company’s Report on Form 8-K filed on October 30, 2024, 2024 (File No. 001-38677))

CUSIP No 74933X 609	Page 7 of 8

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his or her knowledge and belief the information set forth in this statement is true, complete and correct.

JENKINS FAMILY CHARITABLE INSTITUTE

By:	/s/ Casey A Jenkins	Date: October 30, 2024
Casey A. Jenkins, Trustee

	/s/ Casey A. Jenkins	Date: October 30, 2024
CASEY A. JENKINS

CUSIP No 74933X 609	Page 8 of 8

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Catheter Precision, Inc. is being filed on behalf of each of the undersigned.

JENKINS FAMILY CHARITABLE INSTITUTE

By:	/s/ Casey A Jenkins	Date: October 30, 2024
Casey A. Jenkins, Trustee

	/s/ Casey A. Jenkins	Date: October 30, 2024
CASEY A. JENKINS